

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Michael B. Haines
Chief Financial Officer
Retail Opportunity Investments Corp.
8905 Towne Centre Drive, Suite 108
San Diego, CA 92122

      Re: Retail Opportunity Investments Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 25, 2014
             File No. 001-33749

             Retail Opportunity Investments Partnership, LP
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 25, 2014
             File No. 333-189057-01

Dear Mr. Haines:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 22</u>

1.   We note your lease expiration table disclosed on page 24. In future Exchange Act periodic reports, please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

2.   We note your disclosure on page 30 regarding your leasing activity. In future

Exchange Act periodic filings, please revise to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Additionally, please revise your disclosure regarding tenant improvement costs and leasing commissions to provide a discussion of such data for both new leases and renewals on a per square foot basis.

Property Operating Income, page 31

3.   We note that you have presented property operating income on a same-store basis, reconciled to "same-store operating income per GAAP." Please note that "same-store operating income" is also a non-GAAP measure. In future filings, to the extent that you present "same-store property operating income," please reconcile to the most directly comparable GAAP financial measure in accordance with Item 10(e) of Regulation S-K.

4.   Please expand your disclosure to describe how you define "same-store property" and what is meant by "owned by the Company in the same manner during the entirety of both periods."

5.   Please expand your MD&A in future filings to discuss the drivers of changes in your operating results. For example, you disclose that property operating income increased year over year as a result of an increase in the number of properties owned by the company. Consider discussing fluctuations in the specific components of revenue and operating expense, including profit margins. To the extent that same-store property operating income is quantified, please discuss whether year over year variances were due to fluctuations in occupancy, rental rates, operating expenses, etc.

Note 2. Real Estate Investments, page 70

Unconsolidated Joint Ventures, page 72

6.   Please tell us how you determined to record a gain on consolidation of Terranomics Crossroads Associates, LP in the amount of $20.4 million. Refer to the appropriate accounting literature in your response.

7.   In addition, please provide more robust disclosure within MD&A explaining how the gain on consolidation was derived, as this amount had a significant impact on your earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Stacie Gorman, Staff Attorney, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant